FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  23 March 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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permitted by Regulation S-T Rule101(b)(1)

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permitted by Regulation S-T Rule 101(b)(7)

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Form 6-K if submitted to furnish a report or other  document that the registrant foreign  private  issuer  must  furnish  and make  public  under the laws of the
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report or other document is not a press  release,  is not required to be and has
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material  event,  has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

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                             Yes              No   X

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                                    CONTENTS

1. Pension proposal




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  23 March 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Pension proposal







PENSION PROPOSAL TO CLEAR PAST DEFICIT

British Airways has drawn up a proposal to clear the GBP1 billion past service actuarial deficit in its New Airways Pension Scheme (NAPS).

The airline plans to keep a final salary pension scheme with no changes to pension benefits already earned and no increase in staff contribution rates.

There will however, be changes to members' benefits that relate to future service.

The airline will make a payment of GBP500 million into NAPS after the changes are accepted.

The key changes for future service are:

  - Normal retirement age raised
  - Slower accrual rate
  - Pensionable pay increases no more than inflation
  - Pension increases on retirement capped at 2.5 per cent each year
  - Company and staff to share impact of changes in life expectancy

Willie Walsh, chief executive, said: "This is a solution that will provide competitive, affordable pensions for the future. These changes are necessary to clear the past deficit and to contain the amount of future funding needed. It means working longer to get a similar annual pension, but one that is more secure. This should address the pension problem at British Airways once and for all.

"After the changes are accepted, the airline will make a payment of GBP500 million into the fund. This is on top of the GBP350 million the company will have paid towards the past deficit by December 2006."

The next valuation begins this month with the results expected in October. If changes to the scheme are not introduced the deficit and level of future service contributions are expected to grow because people are living longer and long-term interest rates remain low.

Mr Walsh added: "The changes to members' future benefits will reduce the anticipated deficit by GBP450 million. We will also be able to make contributions for future service we can afford.

"This package of measures is vital if we are to achieve a competitive cost base, deliver a 10 per cent operating margin, be fit for growth and invest in our future."

The proposals follow an extensive staff communications programme for active NAPS members.

                                      ends

March 23, 2006
                                                                      026/KG/06


Notes to Editors:

  - The New Airways Pension Scheme (NAPS) NAPS has 33,794 active members, 20,269 deferred and 15,185 pensioners.

  - The airline closed NAPS to new members in 2003 but members continue to accrue benefits.

  - NAPS provides a final salary pension based on length of service multiplied by pensionable pay, divided by 56 for ground staff and 52 for flying staff.

  - In 2003, the airline introduced British Airways' Retirement Plan (BARP) for new joiners, including chief executive Willie Walsh who joined in May 2005. BARP is a defined contribution scheme

  - At March 31, 2005 the NAPS FRS17 pre-tax deficit was around GBP2 billion. The post-tax FRS17 equivalent figure is GBP1.4 billion.

  - The NAPS actuarial deficit at March 2003 was GBP928 million.

  - From January 2004 to the end of 2006 British Airways will have paid GBP350 million off the past deficit.

  - BA's contribution to NAPS last year was GBP235 million.

  - Normal retirement age (NRA) will rise to 65 to coincide with age legislation, expected to be introduced in the UK in October 2006.

  - The current compulsory retirement age for pilots and cabin crew is 55;
    the normal retirement age is also 55. For cabin crew NRA will rise to 65. To reduce the impact, for the first five years this will rise to 60.

  - For pilots, some countries including France and the USA apply restrictions to flying and overflying as a captain beyond 60. For this reason the normal retirement age will rise to 60. If the flying restrictions are removed in the future, the airline will raise NRA to 65 and adjust accrual and contributions in line with other staff.

  - For those with an NRA of 65 the accrual rate will be reduced from1/56 to 1 /60 and contribution rates remain unchanged at 5.25 per cent. For those with an NRA of 60 the accrual rate will adjust from 1/52 to 1/56.

  - The option to retire before NRA remains, but on a smaller pension. Staff will have the option to save more through defined contributions or through other pension plans.